December 22, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Auxilio, Inc. which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated December 19, 2005 (copy attached). We agree with the statement "Stonefield Josephson was dismissed on December 19, 2005". We also agree with the statements made in the first (except for the last sentence), second and third paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/Stonefield Josephson, Inc.
Irvine, California